NO ACT

PE 12-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005616

January 12, 2011

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-12-11

Re: Verizon Communications Inc.
Incoming letter dated December 21, 2010

Dear Ms. Weber:

This is in response to your letters dated December 21, 2010 and January 4, 2011 concerning the shareholder proposal submitted to Verizon by the Unitarian Universalist Association of Congregations. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

January 12, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 21, 2010

The proposal relates to the company's equal employment opportunity policy.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Verizon's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel


verizon

Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 4, 2011

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letter Dated December 21, 2010
Relating to Shareholder Proposal of the
Unitarian Universalist Association of Congregations

Ladies and Gentlemen:

I refer to my letter dated December 21, 2010 (the "December 21 Letter"), pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent") may properly be omitted from the proxy materials to be distributed by Verizon in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials"). This letter supplements the December 21 Letter in order to provide the Staff with additional relevant correspondence received from the Proponent subsequent to the December 21 Letter. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

Subsequent to the submission of the December 21 Letter, Verizon received correspondence from the Proponent via fax on January 3, 2011 (the "January 3 fax") attaching a letter from State Street dated November 30, 2010 (the "State Street Attachment") relating to the Proponent's ownership of Verizon stock. A copy of the January 3 fax, together with the State Street Attachment, is attached as Exhibit A.

Verizon believes that the State Street Attachment is an acknowledgement on the part of the Proponent that it did not timely furnish sufficient proof of eligibility in response to Verizon's letter dated November 18, 2010, a copy of which is attached as Exhibit B to the December 21 Letter (the "Notification Letter"). Regardless of the facial date of the State Street Attachment, it was not provided by the Proponent until January 3, 2011 and thus, in non-compliance with Rule 14a-8(f)(1), was not mailed or electronically transmitted to Verizon within 14 days of the Proponent's receipt of the Notification Letter.

In the interest of complete clarity, the sequence of the correspondence referred to in the December 21 letter and in this letter is summarized below.

Date	Correspondence
November 17, 2010	Verizon receives the Proposal from the Proponent with no documentation establishing that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1).
November 18, 2010	Verizon sends the Proponent by Federal Express the Notification Letter pursuant to Rule 14a-8(f)(1).
November 19, 2010	Notification Letter delivered to Proponent's place of business (per Federal Express confirmation).
November 30, 2010	The Proponent faxes to Verizon a letter from State Street dated November 30, 2010 which fails to establish the Proponent's continuous ownership of Verizon stock in an amount in excess of $2000 for at least one year prior to the date the Proponent submitted the Proposal.
December 21, 2010	Verizon submits its no action request to the Staff of the SEC and provides a copy to the Proponent.

January 3, 2011	Verizon receives from the Proponent the January 3 fax with a second letter from State Street, also dated November 30, 2010.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *Union Pacific Corporation* (March 5, 2010); *AMR Corporation* (February 12, 2010); *Frontier Communications Corporation* (January 26, 2010); *Frontier Communications Corporation* (January 25, 2010); *General Electric Company* (December 17, 2009); *Wal-Mart Stores, Inc.* (March 25, 2009); *KeyCorp* (January 9, 2009); and *Anthracite Capital, Inc.* (March 11, 2008). The Proponent did not provide appropriate documentation within 14 days of receipt of Verizon's written request (i.e., the Notification Letter).

Moreover, even if the State Street Attachment had been received by Verizon on a timely basis, it still would fail to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's *continuous* ownership of at least $2,000 of Verizon shares from November 17, 2009 (one year prior to the date of submission) through November 17, 2010 (the date of submission). In the State Street Attachment, which as noted above is dated November 30, 2010, State Street does not make any such statement. Instead, State Street merely indicates (1) how many shares Unitarian Universalist Association owned on November 17, 2010 and (2) the shares have been held in custody for more than one year. Based on the date of the State Street Attachment and the plain meaning of the words used therein, these two statements, taken together, indicate ownership from November, 30, 2009 through November 17, 2010. In any event, these two statements do not verify *continuous* ownership by the Proponent of at least $2,000 of Verizon stock from November 17, 2009 through November 17, 2010.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (617) 367-3237.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Timothy Brennan

EXHIBIT "A"

UNITARIAN UNIVERSALIST ASSOCIATION

FACSIMILE TRANSMITTAL SHEET

TO: ATTN: Mary Louise Weber	FROM: Tim Brennan
COMPANY: Unitarian Universalist Association	DATE: January 3, 2011
FAX NUMBER: 908-696-2068	TOTAL NO. OF PAGES, INCLUDING COVER: 3
PHONE NUMBER: 617-948-4306	SENDER'S REFERENCE NUMBER:
RE: Proof of ownership	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Mary Louise Weber
Assistant General Counsel
Verizon
908-696-2068

January 3, 2011

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Ms. Weber-

Included with this memo is an additional confirmation letter from State Street, our custodial bank. This letter provides proof of that the Unitarian Universalist Association has held the requisite number of shares of Verizon for at least a year as of November 17, 2010.

Should you have any further questions please don't hesitate to contact me at 617-948-4305.

Regards,

Timothy Brennan

Affirming the Worth and Dignity of All People



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/30/2010

To Whom It May Concern:

As of November 17, 2010, State Street Bank held 176 number of shares of VERIZON COMMUNICATIONS INC, CUSIP 92343V104, Ticker VZ, in account number OMB Memorandum M-07-16 *** The shares have been held in custody for more than one year and the value was at least $2,000.00. The Unitarian Universalist Association is the beneficial owner of the shares.

Please contact me if you have any questions or require further information

Thank you,

Kevin Day
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-9410

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 21, 2010

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2011 Annual Meeting
Shareholder Proposal of the Unitarian Universalist
Association of Congregations

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent") from the proxy materials (the "2011 proxy materials") to be distributed by Verizon in connection with its 2011 annual meeting of shareholders.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2011 proxy materials. Verizon will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or facsimile transmission to Verizon only.

I. The Proposal

The Proposal requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on gender identity or expression and substantially implement the policy.

II. Basis for Exclusion

A. Background

On November 17, 2010, the Proponent sent the Proposal to Verizon by facsimile transmission and also by Federal Express for delivery on November 18, 2010. Accompanying the Proposal was a cover letter dated November 16, 2010. The Proposal, the cover letter, the facsimile transmission cover sheet, the Federal Express shipping label indicating a tracking number and the Federal Express Shipment Travel History associated with that tracking number are included in the materials attached as Exhibit A to this letter.

As evidenced by the facsimile transmission cover sheet and the Federal Express shipment history in Exhibit A, the Proponent submitted the Proposal to Verizon on November 17, 2010. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). Instead, the Proponent stated in the transmittal letter that verification of beneficial ownership of the requisite number of Verizon securities "will be provided upon request." After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1) on November 18, 2010, Verizon sent a letter to the Proponent via Federal Express (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon stock continuously for at least one year prior to the date of submission of the Proposal. The Deficiency Notice also advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8. Verizon received confirmation from Federal Express that the Deficiency Notice was delivered to the Proponent's place of business on November 19, 2010. A copy of the Deficiency Notice is attached as Exhibit B to this letter.

On November 30, 2010, the Proponent faxed to Verizon a letter dated November 30, 2010 (the "Response Letter") from State Street Bank ("State Street"), stating that, as of November 16, 2010, State Street held 176 shares of Verizon Communications Inc. common stock in an account identified by an account number. The Response

Letter further states, "The shares have been held in custody for more than one year and the value was at least $2,000.00. The Unitarian Universalist Association is the beneficial owner of the shares." A copy of the Response Letter is attached as Exhibit C to this letter.

B. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

Although the Response Letter was timely sent to Verizon, it fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's *continuous* ownership of at least $2,000 of Verizon shares from November 17, 2009 (one year prior to the date of submission) through November 17, 2010 (the date of submission). In the Response Letter, State Street does not make any such statement. Instead, as noted above, State Street merely indicates (1) how many shares the Proponent owned on November 16, 2010 (one day prior to the date of the submission) and (2) the shares have been held in custody for more than one year. These two statements, taken together, do not verify *continuous* ownership by the Proponent of at least $2,000 of Verizon stock from November 17, 2009 through November 17, 2010.

In Section C.1.c. (3) of SLB No. 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**

> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The defect in the Response Letter is precisely the defect described in the example above. The Response Letter confirms that the Proponent owned the requisite number of Verizon shares on a date (November 16, 2010) one day prior to the date of the Proponent's submission (November 17, 2010), but fails to demonstrate continuous ownership of the shares for a period of one year *as of the time* the Proponent submitted the proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Union Pacific Corporation* (March 5, 2010) (broker's letter dated two days before date of submission did not verify continuous ownership for the requisite period). Like the Response Letter, the broker's letter in *Union Pacific* was dated the same date as the letter transmitting the proposal; however this date was two days before the date of submission and thus failed to verify continuous ownership for the period of one year *as of the time* the proponent submitted the proposal. See also: *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); *Microchip Technology Incorporated* (May 26, 2009) (broker's letter dated five days before proposal submission); *The Home Depot, Inc.* (February 19, 2009) (broker's letter dated 28 days before proposal submission); *McGraw Hill Companies, Inc.* (January 28, 2008) (broker's letter dated three days before proposal submission); *International Business Machines Corp.* (December 7, 2007) (broker's letter dated four days before proposal submission); and *Exxon Mobil Corporation* (March 1, 2007) (broker's letter dated six days before proposal submission).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Verizon.

III. Conclusion

Verizon believes that the Proposal may be omitted in its entirety from its 2011 proxy materials under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b). Accordingly, Verizon respectfully requests confirmation from the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2011 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (617) 367-3237.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Timothy Brennan

EXHIBIT "A"



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

BY OVERNIGHT MAIL AND FAX

November 16, 2010

Mr. Ivan G. Seidenberg
President and Chief Executive Officer
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Mr. Seidenberg:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 3716 shares in Verizon Communications Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on gender identity or expression. This is substantially similar to the resolution we filed for consideration at last year's annual meeting and which received support from 34% of the outstanding shares. This represents a doubling from the previous time we filed on this issue.

Our Company has been a leader in workplace protections against discrimination, both in its policies and in its practices. But with regard to protection for people based on gender identity or expression, we are falling behind evolving best practice. Today 41% of the Fortune 500 and 69 of the Fortune 100 include these protections in their EEO policies. We are puzzled as to why you resist adopting this additional protection into the Company's policies. We would welcome the opportunity to discuss this proposal with company management, as we did in 2008.

This resolution is submitted by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $127 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Gender Identity Non-Discrimination Policy

WHEREAS:

Verizon Communications, Inc. does not explicitly prohibit discrimination based on gender identity or gender expression in its written employment policy;

According to the Human Rights Campaign, nearly 70% of the Fortune 100 and 43% of the Fortune 500 now prohibit discrimination based on gender identity or expression;

We believe that corporations that prohibit discrimination on the basis of gender identity or expression have a competitive advantage in recruiting and retaining employees from the widest talent pool;

Sixteen states, the District of Columbia, and more than 114 cities and counties have laws prohibiting employment discrimination based on gender identity or expression;

Our company is headquartered in New York, New York where at least 250 major employers include gender identity or expression in their nondiscrimination policies.

Our company has operations in and makes sales to institutions in states and cities that prohibit discrimination on the basis of gender identity or expression.

RESOLVED

The Shareholders request that Verizon Communications, Inc. amend its written equal employment opportunity policy to explicitly prohibit discrimination based gender identity or expression and substantially implement the policy.

SUPPORTING STATEMENT

Employment discrimination on the basis of gender identity or expression diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, access employees from the broadest talent pool, and ensure a respectful and supportive atmosphere for all employees. Verizon will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

UNITARIAN UNIVERSALIST ASSOCIATION

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
ATTN: Ivan G. Seidenberg	Tim Brennan
COMPANY: Unitarian Universalist Association	DATE: November 17, 2010
FAX NUMBER: 212-719-3349	TOTAL NO. OF PAGES, INCLUDING COVER: 3
PHONE NUMBER: 617-948-4306	SENDER'S REFERENCE NUMBER:
RE: Shareholder Resolution	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

EXHIBIT "B"



Mary Louise Weber
Assistant General Counsel

One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

November 18, 2010

Via Federal Express

Mr. Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

I am writing to acknowledge receipt by facsimile transmission on Wednesday, November 17, 2010, of a shareholder proposal submitted by the Unitarian Universalist Association of Congregations (UUA) for inclusion in Verizon Communications Inc.'s proxy statement for the 2011 annual meeting of shareholders. Under the Securities and Exchange Commission's (SEC) proxy rules, in order to be eligible to submit a proposal for the 2011 annual meeting, a proponent must have continuously held at least $2,000 in market value of Verizon's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of the stock through the date of the annual meeting. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that the UUA is not a registered holder of Verizon common stock. Please provide a written statement from the record holder of the UUA's shares verifying that, at the time the UUA submitted the proposal, it had beneficially held the requisite number of shares of Verizon common stock continuously for at least one year and continues to hold such shares. The SEC rules require that this documentation be postmarked or transmitted electronically to us no later than 14 days from the day you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2011 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Mary Louise Weber

Attachment

Cc: William L. Horton, Jr.

postage and other reasonable expenses of effecting such distribution. The registrant shall not be responsible for the content of the material; or

(ii) Deliver the following information to the requesting security holder within five business days of receipt of the request:

(A) A reasonably current list of the names, addresses and security positions of the record holders, including banks, brokers and similar entities holding securities in the same class or classes as holders which have been or are to be solicited on management's behalf, or any more limited group of such holders designated by the security holder if available or retrievable under the registrant's or its transfer agent's security holder data systems;

(B) The most recent list of names, addresses and security positions of beneficial owners as specified in § 240.14a-13(b), in the possession, or which subsequently comes into the possession, of the registrant;

(C) The names of security holders at a shared address that have consented to delivery of a single copy of proxy materials to a shared address, if the registrant has received written or implied consent in accordance with § 240.14a-3(e)(1); and

(D) If the registrant has relied on § 240.14a-16, the names of security holders who have requested paper copies of the proxy materials for all meetings and the names of security holders who, as of the date that the registrant receives the request, have requested paper copies of the proxy materials only for the meeting to which the solicitation relates.

(iii) All security holder list information shall be in the form requested by the security holder to the extent that such form is available to the registrant without undue burden or expense. The registrant shall furnish the security holder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals; provided, however, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b)(1) The requesting security holder shall have the options set forth in paragraph (a)(2) of this section, and the registrant shall have corresponding obligations, if the registrant or general partner or sponsor is soliciting or intends to solicit with respect to:

(i) A proposal that is subject to 13e-3;

(ii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves an entity with securities registered pursuant to Section 12 of the Act; or

(iii) A roll-up transaction as defined in Item 901(c) of Regulation S-K that involves a limited partnership, unless the transaction involves only:

(A) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act; or

(B) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act.

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your

*Effective November 15, 2010, Rule 14a-8 is amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136, 34-62764; IC-29384; August 25, 2010.

shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your

place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

*Effective November 15, 2010, Rule 14a-8 is amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of paragraph

*(8) ***Director Elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files

(i)(8) follows the unamended version. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

*Effective November 15, 2010, Rule 14a-8 is amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. The amended version of paragraph (i)(8) follows the unamended version. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a)[a.] Predictions as to specific future market values.

(b)[b.] Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

---

*Effective November 15, 2010, Rule 14a-9 is amended by adding paragraph (c) and re-designating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

**Effective November 15, 2010, Rule 14a-9 is amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

***Effective November 15, 2010, Rule 14a-9 is amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9136; 34-62764; IC-29384; August 25, 2010.

11/30/2010 14:38 FAX 617 367 3237 UUA 002/002

EXHIBIT "C"



STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/30/2010

To Whom It May Concern:

As of November 16, 2010, State Street Bank held 176 number of shares of VERIZON COMMUNICATIONS INC, CUSIP 92343V104, Ticker VZ, in account number ***FISMA & OMB Memorandum M-07-16*** The shares have been held in custody for more than one year and the value was at least $2,000.00. The Unitarian Universalist Association is the beneficial owner of the shares.

Please contact me if you have any questions or require further information

Thank you,

Kevin Day
Client Service, Officer
State Street Corporation
Wealth Manager Services
816-871-9410